Exhibit 99.1

Mobilicom Expands into New Geographic Markets for its Cybersecure Drone & Robotics Solutions

First purchase orders for sales into Korea, Brazil, and Canada bring Mobilicom’s design wins to a total of 48 as of June 30, 2023

Shoham, Israel, July 27, 2023 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company, NASDAQ: MOB, MOBBW; ASX: MOB), a provider of cybersecurity and robust solutions for drones and robotics, today announced design win sales into three new geographic markets including:

●	A Korean drone manufacturer has ordered Mobilicom’s newly designed and released MCU Maxi Controller PRO, a mobile, handheld Ground Control Station to be integrated and used with its drones.

●	A Brazilian manufacturer of robotics and unmanned ground vehicles ordered Mobilicom’s SkyHopper Datalinks for its small-sized robotics solutions.

●	A Canadian drone services provider in the oil, gas and mining industries also ordered Mobilicom’s SkyHopper Datalinks to distribute real time sensor feed from drones to on the ground users.

These orders bring Mobilicom’s design wins to a total of 48 as of June 30, 2023. Each design win represents initial sales of Mobilicom’s systems and components to be integrated into new autonomous systems designed by manufacturers of drones and robotics, many of which are Tier-1 companies. These design wins are expected to lead to commercial scale orders as manufacturers go to market with their uncrewed and autonomous vehicles.

“We are accelerating our momentum with these latest design wins and shipments to new key geographics markets and anticipate seeing more of our 48 design wins translate into commercial scale orders. This comes on the heels of our recently announced commercial scale order for our SkyHopper PRO from a Tier-1 U.S. manufacturer of drones for the U.S. Department of Defense,” stated Mobilicom CEO Oren Elkayam.

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and robust solutions for drones and robotics focussing primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialised products used in a variety of applications.

Mobilicom is growing a global customer base with sales to high profile customers including corporates, governments and military. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions.

Mobilicom’s large solution portfolio is being deployed worldwide, and the Company derives revenue from hardware, software sales & licensing fees and professional support services.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com